November 27, 2024

Dongjian Xie
Chief Executive Officer
Delixy Holdings Ltd
883 North Bridge Road
#04-01 Southbank
Singapore 198785

       Re: Delixy Holdings Ltd
           Registration Statement on Form F-1
           Filed November 15, 2024
           File No. 333-283248
Dear Dongjian Xie:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed November 15, 2024
Capitalization, page 30

1. You disclose that as of September 30, 2024 there were 15 million Ordinary Shares outstanding on an actual basis. Please reconcile this amount to the 1 million Ordinary
       Shares outstanding disclosed in your balance sheet as of June 30, 2024 on page F-28.
       Please also address similar discrepancies regarding outstanding shares on pages 7, 32,
       96, 97 and 101.
2. Please revise the number of Ordinary Shares issued and outstanding on an as adjusted basis to reflect the issuance of Ordinary Shares in this offering. Dilution, page 32

3. Please revise your dilution calculations to use amounts derived from your most recent interim financial statements.
 November 27, 2024
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

4. We note your disclosure that revenues from trading in crude oil were 50.1% of total trading revenue for the six months ended June 30, 2024, a decrease from 97.4% of total trading revenue for the six months ended June 30, 2023. Please explain whether this decline in the portion of revenues from crude oil trading constitutes a known trend within your business and, if so, identify any anticipated material impacts to your results of operations.
Results of Operations
Comparison of Results of Operations for the Six Months Period Ended June 30, 2023 and
2024, page 41

5. Please revise your revenue discussion to provide quantified explanations for the change in revenue between the two reporting periods. In doing so, please describe and quantify the extend to which such change is attributable to changes in prices or to changes in the volume of the products being sold. Refer to Item 303(b)(2) of
       Regulation S-K.
Management
Employment Agreements, page 94

6. Please revise to eliminate inconsistencies between the disclosure in this section and the executed employment agreements on file as Exhibits 10.1, 10.2, and
10.3. For
       example, you state here that the agreements contain non-compete provisions lasting twelve months after cessation of employment, but Section 2.03 of the agreements imply a two year post-termination non-compete period. The description of the termination provisions under the agreements also appears inconsistent with Article III thereof.
Notes to Consolidated Financial Statements
Note 1 - Business Overview and Basis of Presentation
Reorganization, page F-7

7. Please tell us how you have retroactively adjusted your financial statements and related information to reflect the 1:200 forward stock split of your Ordinary Shares and the shares surrendered by your existing shareholders on October 2, 2024.
 November 27, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jason Ye